FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 23 October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 23 October 2013, London U.K.

Results Announcement for the third quarter 2013

GSK delivers Q3 core EPS of 28.9p (+16% CER) and dividend of 19p (+6%)

- Full year 2013 guidance reaffirmed

Core results*
	Q3 2013			9 months 2013
	£m	CER%	£%	£m	CER%	£%
Turnover	6,510	1	-	19,599	-	-
Core operating profit	2,059	11	6	5,927	-	(1)
Core earnings per share	28.9p	16	10	82.1p	5	4

Total results
	Q3 2013			9 months 2013
	£m	CER%	£%	£m	CER%	£%
Turnover	6,510	1	-	19,599	-	-
Operating profit	1,569	1	(5)	4,587	(14)	(15)
Earnings per share	20.0p	(4)	(12)	61.4p	(16)	(17)

Summary

■	Broadly-based sales growth with Group turnover +1% CER:
	–	Pharmaceuticals and Vaccines sales flat: US +2%, Europe +5%, Japan +2% offset by EMAP -9%, impacted by decline in China sales and Vaccines phasing
	–	Consumer Healthcare +4%
	–	Total Group turnover ex-divestments +1%

■	Further significant pipeline approvals and filings:
	–	4 approvals; US: Tivicay for HIV and FluLaval Q-IV vaccine for flu; Europe: Tafinlar for metastatic melanoma; Japan: Relvar Ellipta for asthma
	–	Positive FDA Adcom recommendation for Anoro Ellipta in COPD and positive CHMP opinion for Relvar Ellipta in asthma & COPD
	–	3 FDA filings: Arzerra for first-line CLL; dolutegravir-Trii for HIV; fluticasone furoate monotherapy for asthma

■	Continued delivery of operating and financial efficiencies, strong cash generation and returns to shareholders:
	–	Net cash inflow from operating activities of £2.1 billion; core tax rate 23.5%
	–	Core EPS 28.9p (+16%) benefiting from operating, financial and long-term cost efficiencies
	–	Q3 dividend: 19p (+6%)
	–	£1 billion of shares repurchased by the end of Q3; continue to target £1-2 billion for the year

■	Successful implementation of measures to drive strategic focus and improve growth outlook:
	–	Agreement to divest Lucozade and Ribena to Suntory for £1.35 billion and Arixtra/Fraxiparine and related manufacturing site to Aspen for £700 million

■	Full year 2013 guidance reaffirmed:
	–	Core EPS growth of 3-4% on sales growth of around 1% (both CER)

The full results are presented under ‘Income Statements’ on page 27 and Core results reconciliations are presented on pages 43 to 46.
*For explanations of the measures ‘Core results’, ‘Adjusted net cash inflow from operating activities’ and ‘CER’, see page 25.

GSK’s strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer’s review

This quarter marks continued delivery for GSK of broadly-based sales growth, significant new product output from the pipeline and further growth in returns to shareholders.

In R&D, we received four approvals and importantly, we are making substantive progress to expand our respiratory portfolio.

Total sales grew 1%, core operating profit was up 11% and core earnings per share was up 16% at 28.9p.

The increase in core operating profit was driven by continued strong cost control, including a reduction in R&D expenditure, and the delivery of a further benefit from a programme of initiatives we started in 2012 to re-shape and reduce certain long-term operating expenses.  As we saw last year, contributions from this programme are unevenly phased.  We will continue to look for more of these opportunities to help deliver sustained reductions in costs and balance sheet liabilities.

As far as full year 2013 is concerned, we continue to expect core EPS growth of 3-4% on sales growth of around 1% (both at CER).

Contributions from across the Group helped to deliver sales growth in Q3 despite a significant decline in sales from our Chinese business and lower vaccine shipments in emerging markets due to the phasing of tender orders.

In the US, Pharmaceuticals and Vaccines sales grew 2%, negatively impacted by wholesaler and retailer de-stocking in the quarter.  Excluding this impact, growth is estimated at 5%.  This continues the momentum demonstrated by the US recently, and is encouraging given the intensifying price competition we are seeing.  With our substantial new product flow and the changes we have made to our commercial model, we continue to be optimistic about future growth in this market.

I am also pleased with the performance of our European Pharmaceuticals and Vaccines business, with sales up 5%.  Some of this improvement reflects the annualisation of government price cuts and it is clear that the commercial environment in Europe remains challenging.  Nevertheless, I believe we are now seeing benefits from the measures we have taken to restructure and focus this business around core assets such as Seretide and key growth opportunities such as vaccines and our oncology portfolio.

EMAP Pharmaceuticals and Vaccines sales were down 9%, impacted by the timing of vaccine tender shipments and a significant sales decline in China (-61%), where operations have been disrupted by the ongoing investigation into our business.  We continue to co-operate with the authorities and we remain fully committed to supplying our products to patients in the country.  At this stage, it is still too early for us to quantify the longer-term impact of the investigation on our performance in China.  Excluding the decline in China sales, our EMAP Pharmaceuticals business grew 5%.

As we have previously highlighted, 2013 is a key year for R&D delivery.

Of the 6 assets we highlighted at the beginning of the year, 4 have now been approved.  We have also received approvals for our quadrivalent flu vaccine, FluLaval, and significant new indications for 3 other products.  These represent substantial new growth opportunities in key areas of our portfolio.

In Oncology, we have launched both Tafinlar and Mekinist for metastatic melanoma in the US and have started to launch Tafinlar in Europe as well.  We also received European approval for use of Tyverb in combination with trastuzumab for metastatic breast cancer in the quarter, and filed Arzerra, one of several biologic medicines we are developing, for first-line chronic lymphocytic leukaemia, in the US and Europe.

This quarter also saw the launch of Tivicay, a new treatment for HIV.  This is a positive step forward for a disease area in which new drug development has proved challenging and is testament to the success of ViiV Healthcare, the company we established to focus on HIV treatment and research in 2009.  We have also filed a once-daily single tablet combination of dolutegravir, abacavir and lamivudine to offer an additional potential new treatment regimen for patients with HIV.

In Respiratory, I am pleased to report that last week we began the shipping to wholesalers in the US of Breo Ellipta for treatment of COPD.  The medicine is now approved in Japan for the treatment of asthma and we received a positive opinion for both COPD and asthma in Europe.  In the US, an FDA Advisory Committee also voted positively to recommend approval of Anoro Ellipta for COPD and a regulatory decision is expected before the end of the year.  Today, we have announced the US filing of fluticasone furoate monotherapy for treatment of asthma.  All these milestones are clear indicators of our ability to expand our current respiratory portfolio with new medicines and inhaler technology to build on more than 40 years of leadership in this therapy area.

Of the 14 Phase III assets we highlighted at the beginning of this year, we have received all data on 5.  Three of these assets have progressed to filing and 2 reported negative data: drisapersen for Duchenne’s Muscular Dystrophy and vercirnon for Crohn’s disease.  Both of these were disappointing given the need for new treatments in these areas.  As we previously highlighted, data with our Zoster vaccine is now expected to read-out in 2015.  We continue to expect Phase III data on 8 more assets before the end of 2014.

Finally in R&D, we took another major step forward this month in development of the world’s first vaccine to prevent malaria, with positive 18 month follow-up data generated for the candidate vaccine.  This vaccine has the potential to make a significant contribution to public health in Africa and we now intend to file it for approval in 2014.

As we focus on launching our new pipeline, we continue to make progress on the sale of non-core assets and parts of the business where we can realise attractive value for our shareholders.  This quarter we announced agreements for divestitures totalling more than £2 billion.  We have agreed to sell Lucozade and Ribena to Suntory for £1.35 billion and have accepted an offer of £700 million from Aspen for our anticoagulant products Arixtra and Fraxiparine and their related manufacturing site.

We continue to improve shareholder returns through both dividend payments and our long-term share buy-back programme.  Today, we announced a dividend of 19p, up 6%.  By the end of the third quarter we had repurchased £1 billion of shares and we continue to target share repurchases of £1-2 billion by the end of 2013.

Sir Andrew Witty Chief Executive Officer

A video interview with CFO Simon Dingemans discussing today’s results is available on www.gsk.com

All forward looking statements are based on 2012 restated numbers adjusted for IAS 19R, at CER and barring unforeseen circumstances.  See ‘Cautionary statement regarding forward-looking statements’ on page 25.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	Q3 2013		9 months 2013
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	4,210	(1)	13,177	-
Vaccines	987	3	2,453	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,197	-	15,630	-
Consumer Healthcare	1,313	4	3,969	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	6,510	1	19,599	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by geographic region	Q3 2013		9 months 2013
	–––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
	£m	Growth CER%	£m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
US	2,231	2	6,458	-
Europe	1,871	4	5,611	-
EMAP	1,590	(6)	4,991	1
Japan	420	3	1,365	(2)
Other	398	3	1,174	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	6,510	1	19,599	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Group turnover outside US and Europe	2,408	(3)	7,530	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Group turnover by segment		Q3 2013		9 months 2013
		––––––––––––––––––––––––––––––––––		–––––––––––––––––––––––––––––––––––
		£m	Growth CER%	£m	Growth CER%
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	US	1,856	2	5,342	-
-	Europe	1,274	5	3,836	-
-	EMAP	1,068	(9)	3,392	-
-	Japan	360	2	1,190	(4)
-	ViiV Healthcare	344	(5)	1,001	(5)
-	Other trading and unallocated pharmaceuticals	295	3	869	-
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		5,197	-	15,630	-
Consumer Healthcare		1,313	4	3,969	2
		––––––––––––	––––––––––––	––––––––––––	––––––––––––
		6,510	1	19,599	-
		––––––––––––	––––––––––––	––––––––––––	––––––––––––

Turnover – Q3 2013

Total Group turnover for Q3 2013 was £6,510 million, up 1%, with growth across all geographic regions except EMAP.  Disposals did not materially affect the reported growth rate for the Group in the quarter.  Pharmaceuticals and Vaccines turnover was flat.  Pharmaceuticals turnover declined 1%, as lower sales in the US, EMAP and ViiV Healthcare were partly offset by growth in Europe and Japan.  Vaccines turnover grew 3%, as strong performances in the US and Europe were partially offset by lower reported sales in EMAP and Japan.  Consumer Healthcare turnover increased 4% to £1,313 million.

In the US, Pharmaceuticals and Vaccines turnover grew 2% to £1,856 million, with Pharmaceuticals down 3% and Vaccines up 24%.  Pharmaceuticals turnover in the quarter was impacted by wholesaler and retailer de-stocking, which is estimated to have reduced reported turnover growth by approximately 3 percentage points.  US Respiratory sales were down 3%, reflecting the wholesaler and retailer de-stocking but also stronger competitive pricing pressure.  Advair sales were down 1%, Flovent sales were down 8% and Ventolin was down 10%.  Newer products continued to contribute strongly, with Oncology sales up 14% to £99 million, led by Votrient, up 38% to £36 million, and Promacta, up 27% to £19 million.  Tafinlar and Mekinist were both launched in late Q2 2013.  Benlysta also reported strong growth, with sales doubling to £39 million.  Lovaza sales fell 12% to £134 million, due to the combined effect of market contraction and increased competition.  Generic competition impacted Lamictal, down 16% to £70 million, and Dermatology sales, which declined 18% to £40 million.  The 24% increase in Vaccines sales primarily resulted from a 69% increase in Infanrix/Pediarix sales to £100 million, which continued to benefit from a competitor supply shortage, and a 29% increase in Fluarix/FluLaval sales to £104 million following the launch of the Quadrivalent flu formulation.

Europe Pharmaceuticals and Vaccines turnover grew 5% to £1,274 million.  Pharmaceutical sales grew 5% to £1,001 million reflecting the annualisation of a number of government price cuts and other austerity measures together with the impact of the recent restructuring and refocusing of the business.  The reported growth in the quarter also benefited from a number of one-off product contracting adjustments.  Seretide volumes were flat, but continued pricing pressures led to a sales decline of 1% to £344 million.  Oncology reported strong growth, up 32% to £91 million, led by Votrient and Promacta. Sales of Avodart increased 17% to £67 million.  Vaccines sales grew 4%, largely due to the combination of an improved tender performance and some beneficial tender phasing.

EMAP Pharmaceuticals and Vaccines turnover declined 9% to £1,068 million, with Pharmaceuticals down 7% and Vaccines down 14%, reflecting vaccine tender phasing and the impact of the ongoing investigation in China.  Pharmaceuticals and Vaccines sales in China were down 61%.  Respiratory and Hepatitis products were particularly affected with Seretide down 56%, Zeffix down 73% and Hepsera down 76%.  Excluding China, EMAP Pharmaceuticals and Vaccines turnover grew 2%, with Pharmaceuticals up 5%, reflecting continued growth from Seretide, up 6%, and Oncology up 29%.  There were strong contributions from Latin America, up 7% to £162 million and Russia, up 26% to £43 million but India was down 15% to £49 million due to the impact of recent price reductions and wholesaler negotiations.  EMAP Vaccines sales were down 14% to £263 million, largely reflecting the phasing of tender orders and a challenging comparison with Q3 2012, which benefited from strong tender deliveries, particularly of Rotarix and Infanrix/Pediarix.

Japan Pharmaceuticals and Vaccines turnover grew 2% to £360 million, with Pharmaceuticals sales increasing 7% and Vaccines sales declining by 75%.  The growth in Pharmaceuticals reflected stronger sales of Respiratory products, up 5%, particularly Adoair, up 8%, and Xyzal, up 23%.  Lamictal grew 30% and Avodart was up 30%.  This was partly offset by a 5% decline in Paxil sales.  The decline in Vaccines sales reflected the impact on Cervarix of the suspension of the positive recommendation for use of HPV vaccines in Japan.  There was also increased competitive pressure to Rotarix.

ViiV Healthcare turnover fell 5% to £344 million as the growth generated by Epzicom and Selzentry was more than offset by the impact of continued competition to older products and the phasing of tenders.  Tivicay was launched in the quarter.

Consumer Healthcare turnover grew 4%, with growth in Oral care and Nutrition; turnover in Total wellness and Skin health was flat.  In the US, a strong performance from Sensodyne was partially offset by a decrease in Smoking control sales.  Growth in Europe was primarily driven by strong performances from Nutrition and Total wellness products, which also included some beneficial wholesaler and retailer stocking patterns.  In the Rest of World markets, strong growth in India, Japan and Asia was partly offset by the continuing impact in China of the new shelving requirements for Contac and adverse wholesaler and retailer stocking patterns on Fenbid in advance of mandatory price reductions.

Turnover – 9 months 2013

Total Group turnover for the nine months was flat at £19,599 million.  Excluding the impact of disposals, primarily the conclusion of the Vesicare co-promotion agreement in the US in Q1 2012 and the non-core OTC brands divested in H1 2012, turnover grew 2%.  Reported Pharmaceuticals and Vaccines turnover was flat, but grew 1% excluding disposals.  Pharmaceuticals turnover was flat, but excluding disposals, grew 1%, as growth in EMAP, Japan and an improved performance in Europe were offset by lower sales in the US and ViiV Healthcare.  Vaccines turnover fell 2%, reflecting the adverse comparison with strong Cervarix sales in Japan in the first nine months of 2012 that benefited from the final stage of the HPV catch-up vaccination programme.  Excluding Cervarix in Japan, Vaccines sales grew 3%, reflecting the strong growth in the US of Infanrix/Pediarix, which benefited from a competitor supply issue, and Fluarix/FluLaval, as well as better performance in Europe, partly offset by the net negative impact of tender phasing in EMAP.  Consumer Healthcare turnover increased 2% to £3,969 million; excluding the non-core OTC brands divested in H1 2012, turnover grew 5%.

In the US, Pharmaceuticals and Vaccines turnover was flat, with Pharmaceuticals down 2% and Vaccines up 15%.  Pharmaceuticals turnover was significantly impacted by the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.  Excluding Vesicare, US Pharmaceuticals turnover grew 4%.  Sales of Respiratory products grew 4% to £2,680 million, led by 5% growth in Advair.  Oncology products also performed well, growing 16% to £278 million, led by strong performances from Votrient and Promacta.  Benlysta sales more than doubled to £101 million.  These gains were partially offset by the impact of generic competition to Lamictal, down 19% to £199 million, and Dermatology sales, down 30% to £119 million.  The 15% increase in Vaccines sales primarily resulted from the increase in Infanrix/Pediarix sales of 38% to £210 million, which continued to benefit from a competitor supply shortage, and the increase in Fluarix/FluLaval sales of 35% following the launch of the Quadrivalent flu formulation.

Europe Pharmaceuticals and Vaccines turnover was £3,836 million, flat compared with the first nine months of 2012, as the benefits of the restructuring and refocusing of the business began to come through.  Pharmaceutical sales were down 1% to £3,062 million.  Seretide sales declined 1% to £1,090 million, reflecting price and volume reductions.  Oncology products, particularly Votrient and Promacta, performed well, as did Avodart, but growth from these products was more than offset by lower sales of a number of older products, particularly impacted by continued austerity measures.  Vaccines sales grew 4%, largely due to the combination of an improved tender performance and some beneficial tender phasing.

EMAP Pharmaceuticals and Vaccines turnover was flat at £3,392 million in the nine months, with Pharmaceuticals up 3% to £2,657 million and Vaccines down 8% to £735 million.  The Pharmaceuticals business was adversely affected by the ongoing investigation in China.  Excluding China, Pharmaceuticals and Vaccines sales grew 3%, with Pharmaceuticals up 5% reflecting growth in Latin America, Russia and Brazil partially offset by declines in India and Korea.  Vaccines sales fell 8% to £735 million, largely reflecting the phasing of tenders, particularly of Synflorix and tough comparators with strong growth in the same period in 2012.

Japan Pharmaceuticals and Vaccines turnover fell 4% to £1,190 million, as a 5% growth in Pharmaceuticals sales was more than offset by the 79% decline in Vaccines sales.  Strong growth in Respiratory products as well as for Avodart, Lamictal and Relenza was partly offset by generic erosion of Paxil sales.  Vaccines sales were impacted by the impact on Cervarix of the suspension of the recommendation for the use of HPV vaccines in Japan and the adverse comparison with the first nine months of 2012, which benefited from the final stages of the catch-up HPV vaccination programme.

ViiV Healthcare turnover fell 5% to £1,001 million as the growth generated by Epzicom and Selzentry was more than offset by the impact of continued competition to older products.

Consumer Healthcare turnover, excluding the non-core OTC brands divested in H1 2012, grew 5%, with growth in all four categories.  Growth in both the US and Europe primarily arose from Sensodyne and the re-stocking of alli, which was out of stock for most of the first nine months of 2012.  In the Rest of World markets, strong growth in India, the Middle East and Asia was partly offset by a decline in sales in China, driven by the impact of Contac and Fenbid.  Reported Consumer Healthcare turnover grew 2% to £3,969 million.

Core operating profit and margin

Core operating profit	Q3 2013			9 months 2013
	–––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,510	100	1	19,599	100	-

Cost of sales	(1,878)	(28.8)	2	(5,543)	(28.3)	5
Selling, general and administration	(1,876)	(28.8)	(6)	(5,923)	(30.2)	-
Research and development	(791)	(12.2)	(10)	(2,495)	(12.7)	(7)
Royalty income	94	1.4	1	289	1.4	24
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	2,059	31.6	11	5,927	30.2	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core profit before tax	1,895		12	5,422		-
Core profit after tax	1,449		13	4,158		3
Core profit attributable to shareholders	1,400		15	3,977		3
	––––––––––––			––––––––––––
Core earnings per share	28.9p		16	82.1p		5
	––––––––––––		––––––––––––	––––––––––––		––––––––––––

Core operating profit by division	Q3 2013			9 months 2013
	–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––
	£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals	1,409	33.5	(2)	4,859	36.9	-
Vaccines	359	36.4	(2)	787	32.1	(14)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,768	34.0	(2)	5,646	36.1	(3)
Consumer Healthcare	239	18.2	6	688	17.3	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	2,007		(1)	6,334		(2)
Corporate & other unallocated costs	52			(407)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit	2,059	31.6	11	5,927	30.2	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit by segment		Q3 2013			9 months 2013
		––––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––––
		£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines
-	USA	1,253	67.5	3	3,708	69.4	2
-	Europe	708	55.6	9	2,132	55.6	5
-	EMAP	283	26.5	(22)	995	29.3	(7)
-	Japan	207	57.5	5	679	57.1	(4)
-	ViiV Healthcare	228	66.3	-	662	66.1	(3)
-	Pharmaceutical R&D	(697)		2	(2,088)		-
-	Other trading and unallocated pharmaceuticals	(214)	(72.5)	35	(442)	(50.9)	80
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines		1,768	34.0	(2)	5,646	36.1	(3)
Consumer Healthcare		239	18.2	6	688	17.3	2
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
		2,007		(1)	6,334		(2)
Corporate & other unallocated costs		52			(407)
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core operating profit		2,059	31.6	11	5,927	30.2	-
		––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Core operating profit – Q3 2013
Core operating profit was £2,059 million, an 11% increase on a turnover increase of 1% CER.  Compared with Q3 2012, the core operating margin increased by 1.8 percentage points to 31.6%.  The reported margin also reflects the impact of net exchange losses, principally on settled intercompany transactions, of £49 million (Q3 2012: £2 million gain).  Excluding currency effects, the operating margin increased 3.1 percentage points, as the negative impact of an expected increase in cost of sales was more than offset by a decline in SG&A and R&D.  Cost performance in the quarter also benefited from the delivery of further specific improvements to the cost structure of the company as part of GSK’s ongoing programme of initiatives to re-shape and reduce long-term operating expenses.  Changes to future employment costs through the restructuring of post-retirement medical obligations contributed savings of £267 million in the quarter and will deliver further ongoing service cost savings going forward.  The Group continues to look for such opportunities.  The restructuring contributed to reducing cost of sales and R&D, but primarily benefited SG&A.

Cost of sales was 28.8% of turnover compared with 28.4% in Q3 2012 as the expected impact of the unwinding of prior year costs of manufacturing volume shortfalls and negative mix effects was partly offset by ongoing cost management, lower write-offs, better pricing and restructuring benefits.

SG&A costs as a percentage of sales were 28.8% compared with 29.8% in Q3 2012.  Excluding currency effects, SG&A decreased 1.9 percentage points, reflecting restructuring benefits and ongoing cost management, partly offset by continued investments in growth businesses and new product launches.

R&D expenditure declined 10% to £791 million (12.2% of turnover) compared with £871 million in Q3 2012 (13.3% of turnover) reflecting the completion of a number of programmes and phasing of ongoing project spending, one-off items and continuing cost management.

Royalty income was £94 million (Q3 2012: £92 million).

Core operating profit – 9 months to September 2013
Core operating profit was £5,927 million, flat in CER terms on flat turnover.  The core operating margin decreased by 0.2 percentage points to 30.2% compared with the nine months to September 2012.  Excluding currency effects, the margin was flat, reflecting the negative impact of the expected increase in cost of sales, flat SG&A, lower R&D expenditure and higher royalty income.  Operating profit also benefited from the restructuring of future post-retirement medical obligations that contributed savings of £267 million in the period.  The contribution from the restructuring was recognised across all expense lines, with the majority in SG&A and continues the programme of restructuring GSK’s cost base that also delivered one-off benefits of around £100 million in the first nine months of 2012 from an adjustment due to a change in the basis of future discretionary pension increases.

Cost of sales was 28.3% of turnover compared with 26.9% in the nine months to September 2012, which benefited by 0.4 percentage points due to the settlement in H1 2012 of a royalty agreement and the conclusion of the Vesicare agreement.  Net of these items, the cost of sales margin increased 1.0 percentage point as the expected impact of the unwinding of costs of manufacturing volume shortfalls, mix together with a number of one-off favourable items recorded in the nine months to September 2012, more than offset ongoing cost management and restructuring benefits.

SG&A costs as a percentage of sales were 30.2% compared with 30.4% in the nine months to September 2012 as the net favourable year-on-year impact of one-offs and ongoing cost management were broadly offset by investments in growth businesses and new product launches.

R&D expenditure declined 7% to £2,495 million (12.7% of turnover) compared with £2,648 million in the nine months to September 2012 (13.5% of turnover) reflecting the completion of a number of programmes and the phasing of ongoing project spending as well as continuing cost management.

Royalty income was £289 million (2012: £230 million) and included a prior year royalty catch-up adjustment.

Core net income and core earnings per share – Q3 2013
Net finance expense was £178 million, the same as in Q3 2012, despite an increase in net debt since June 2012 of £5.5 billion, reflecting GSK’s strategy to improve the funding profile of the Group.  Net debt in the quarter decreased by £0.6 billion, primarily due to favourable exchange movements, particularly the translation of US dollar debt into Sterling.

Tax on core profit amounted to £446 million and reflected an effective core tax rate of 23.5% (Q3 2012: 24.2%).

Core EPS of 28.9p increased 16% in CER terms and 10% at actual exchange rates.

Core net income and core earnings per share – 9 months to September 2013
Net finance expense was £537 million compared with £530 million in the nine months to September 2012, despite an increase in net debt since January 2012 of £6.1 billion.  Net debt in the nine months to September 2013 increased by £1.1 billion, of which £0.2 billion was due to exchange movements, particularly the translation of US dollar debt into Sterling.  A further £0.8 billion of the increase arose from consideration paid for the acquisition of further shares in GlaxoSmithKline Consumer Healthcare Ltd in India and the acquisition of Okairos AG.

Tax on core profit amounted to £1,264 million and included the recognition of US R&D credits which are reflected in the effective core tax rate of 23.3% (2012: 25.2%).

Core EPS of 82.1p increased 5% in CER terms and 4% at actual exchange rates.

Revision of IAS 19 ‘Employee benefits’
IAS 19 (Revised) has been implemented by GSK from 1 January 2013.  The main effect is that the expected returns on pension scheme assets have been replaced by income calculated using the same discount rate as that used to measure the pension obligations.  This discount rate is based on market rates for high quality corporate bonds.  As a consequence, pension scheme costs in the income statement will be higher under IAS 19 (Revised) and this impacted Q3 2013 core operating profit by £40 million and core EPS by 0.6p.  Core operating profit for the nine months was impacted by £120 million and core EPS by 1.8p.  The results for 2012 have been restated, and the effect of the change on Q3 2012 results was to reduce core operating profit for the quarter by £23 million and the nine months by £69 million (full year 2012: £92 million) and core EPS for the quarter by 0.3p and the nine months by 1.0p (full year 2012: 1.3p).

Outlook for 2013
In 2013, GSK continues to expect core EPS growth of 3-4% CER on turnover growth of around 1% CER.  This is calculated off the restated IAS 19 (Revised) base of 111.4p for 2012 and includes the impact of IAS 19 (Revised) in 2013.

Currency impact
The Q3 2013 results are based on average exchange rates, principally £1/$1.55, £1/€1.18 and £1/Yen 155.  Comparative exchange rates are given on page 40.  The period end exchange rates were £1/$1.62, £1/€1.20 and £1/Yen 159.

In the quarter, turnover grew 1% CER and was flat at actual exchange rates.  Core EPS for the quarter of 28.9p was up 16% in CER terms and up 10% at actual rates.  The negative currency impact reflected exchange losses on settled intercompany transactions during the quarter and the strengthening of Sterling against the Japanese Yen partially offset by the weakening of Sterling against the US Dollar, the Euro and a number of other currencies.  Excluding the losses on settled intercompany transactions, the EPS for Q3 2013 was 29.7p, up 13% at actual rates.

Turnover for the nine months was flat in CER terms and at actual rates.  Core EPS for the nine months of 82.1p was up 5% in CER terms and 4% at actual rates.

If exchange rates for the major currencies were to hold at the Q3 2013 period end rates for the rest of 2013, the estimated negative impact on 2013 sterling turnover would be around 1%, and if there were no further exchange gains or losses, the estimated negative impact on 2013 sterling core EPS would be around 1%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q3 2013			Q3 2012
	––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit (restated) £m	Profit after tax (restated) £m	EPS (restated) p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results	2,059	1,449	28.9	1,947	1,347	26.2

Intangible asset amortisation	(130)	(95)	(2.0)	(126)	(84)	(1.7)
Intangible asset impairment	(152)	(115)	(2.4)	(140)	(109)	(2.2)
Major restructuring costs	(83)	(127)	(2.6)	(177)	(141)	(3.1)
Legal costs	(73)	(59)	(1.2)	(115)	(95)	(1.9)
Acquisition accounting and other	(52)	(43)	(0.7)	267	261	5.3
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(490)	(439)	(8.9)	(291)	(168)	(3.6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	1,569	1,010	20.0	1,656	1,179	22.6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	9 months 2013			9 months 2012
	––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––
	Operating profit £m	Profit after tax £m	EPS p	Operating profit (restated) £m	Profit after tax (restated) £m	EPS (restated) p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Core results	5,927	4,158	82.1	5,974	4,086	79.2

Intangible asset amortisation	(397)	(289)	(6.1)	(346)	(241)	(4.9)
Intangible asset impairment	(286)	(214)	(4.4)	(400)	(281)	(5.7)
Major restructuring costs	(342)	(311)	(6.4)	(312)	(246)	(5.2)
Legal costs	(163)	(137)	(2.8)	(345)	(192)	(3.8)
Acquisition accounting and other	(152)	(84)	(1.0)	812	729	14.4
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	(1,340)	(1,035)	(20.7)	(591)	(231)	(5.2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total results	4,587	3,123	61.4	5,383	3,855	74.0
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 25.

Total operating profit and total earnings per share – Q3 2013
Total operating profit was £1,569 million compared with £1,656 million in Q3 2012.  The non-core items resulted in total charges of £490 million in the quarter (Q3 2012: £291 million).  The 2012 charges included a gain of £233 million arising on the revaluation of pre-existing collaborations as part of the HGS acquisition.

The intangible asset amortisation of £130 million (Q3 2012: £126 million) included £24 million (Q3 2012: £16 million) related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Major restructuring charges of £83 million (Q3 2012: £177 million) comprised £41 million under the Operational Excellence programme and £42 million under the Major Change programme.

Legal charges were £73 million in the quarter (Q3 2012: £115 million) and included adjustments to provisions for existing product liability matters.

Acquisition accounting and other charges of £52 million (Q3 2012: £267 million credit) included items related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The credit in Q3 2012 primarily reflected a gain of £233 million arising on the revaluation of pre-existing collaborations as part of the HGS acquisition.

The charge for taxation on total profits amounted to £392 million and represented a total effective tax rate of 28.0% (Q3 2012: 20.7%), reflecting the differing tax effects of the various non-core items.  It also included a deferred tax charge of £63 million related to the unwinding of deferred profit in inventory, as existing inventory produced prior to the 2012 restructuring of the supply chain is sold.  See ‘Taxation’ on page 39.

Total EPS was 20.0p for the quarter, compared with 22.6p in Q3 2012 a decline of 2.6p.  Non-core items totalled 8.9p (Q3 2012: 3.6p).  The increased charges reflected the gain of £233 million (4.8p) in 2012 arising on the revaluation of pre-existing collaborations as part of the HGS acquisition.

Total operating profit and total earnings per share – 9 months 2013
Total operating profit was £4,587 million compared with £5,383 million in the nine months to September 2012.  The non-core items resulted in total charges of £1,340 million in the nine months to September 2013 (2012: £591 million).  The 2013 charges include gains on the disposal of business of £75 million (2012: £846 million).  The 2012 gains predominantly related to the profit on disposal of the non-core OTC brands of £581 million and the gain of £233 million arising on the revaluation of pre existing collaborations as part of the HGS acquisition.  The Group expects to conclude the previously announced sale of its Lucozade and Ribena business to Suntory and divestment of two anticoagulant products and related manufacturing site to the Aspen Group in Q4 2013, the gains from which will be recognised in non-core.

The intangible asset amortisation of £397 million (2012: £346 million) included £72 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Major restructuring charges of £342 million (2012: £312 million) comprised £192 million under the Operational Excellence programme, £132 million under the Major Change programme and £18 million related to the acquisition of HGS.  The Operational Excellence restructuring programme has delivered approximately £2.6 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  The Major Change programme focuses on opportunities to simplify our supply chain processes, build the Group’s capabilities in manufacturing and R&D, and restructure our European Pharmaceuticals business.  The programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million, and is expected to deliver annual pre-tax savings of at least £1.0 billion by 2016.

Legal charges of £163 million (2012: £345 million) principally related to provisions for existing product liability matters.

Acquisition accounting and other charges of £152 million (2012: £812 million credit) included items related to major acquisitions, equity investment and asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.  The credit in the nine months to September 2012 primarily reflected the profit on the disposal of the non-core OTC brands and the gain arising on the revaluation of pre-existing collaborations as part of the HGS acquisition

The charge for taxation on total profits amounted to £978 million and represented a total effective tax rate of 23.8% (2012: 20.9%), reflecting the differing tax effects of the various non-core items.  It also included a net deferred tax charge of £193 million related to the unwinding of deferred profit in inventory as existing inventory produced prior to the 2012 restructuring of the supply chain is sold, partly offset by a deferred tax credit of £147 million following restructuring of the supply chain.  See ‘Taxation’ on page 39.

Total EPS was 61.4p for the nine months to September 2013, compared with 74.0p in the nine months to September 2012 a decline of 12.6p.  Non-core charges totalled 20.7p compared with 5.2p in 2012, which benefited from significant asset disposal profits in the nine months to September 2012.

Cash generation and conversion

Cash flow and net debt

	Q3 2013	9 months 2013	9 months 2012
	––––––––––––	––––––––––––	––––––––––––
Net cash inflow from operating activities (£m)	2,077	5,035	2,461
Adjusted net cash inflow from operating activities* (£m)	1,923	4,982	4,935
Free cash flow* (£m)	1,511	3,223	1,003
Adjusted free cash flow* (£m)	1,357	3,170	3,477
Free cash flow growth (%)	>100%	>100%	(64)%
Free cash flow conversion* (%)	132%	102%	91%
Net debt (£m)	15,088	15,088	13,867
	––––––––––––	––––––––––––	––––––––––––

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 25.

The net cash inflow from operating activities for the quarter was £2,077 million (Q3 2012: £288 million outflow).  Excluding legal (£154 million inflow; Q3 2012: £2,085 million outflow), the adjusted net cash inflow from operating activities was £1,923 million (Q3 2012: £1,797 million), a 7% increase in sterling terms over 2012.  This primarily reflected the impact of higher profits and the phasing of tax payments.

The net cash inflow from operating activities for the nine months was £5,035 million (2012: £2,461 million).  Excluding legal (£53 million inflow; 2012: £2,474 million outflow), the adjusted net cash inflow from operating activities was £4,982 million (2012: £4,935 million), a 1% increase in sterling terms over 2012.  This primarily reflected the impact of lower tax payments, partially offset by a higher level of working capital investment.

Free cash flow was £3,223 million for the nine months.  Excluding legal, adjusted free cash flow was £3,170 million (2012: £3,477 million), the decrease on last year primarily reflecting the impact of higher working capital requirements and increased expenditure on property, plant and equipment, largely offset by lower tax payments.  The Group paid dividends to shareholders of £2,816 million, and spent £905 million on repurchasing shares.

At 30 September, net debt was £15.1 billion, compared with £14.0 billion at 31 December 2012, comprising gross debt of £18.4 billion and cash and liquid investments of £3.3 billion.  The increase in net debt reflected the consideration paid to increase the shareholding in the Group’s Indian Consumer Healthcare subsidiary from 43.2% to 72.5% at a cost of £588 million and to acquire Okairos AG for £205 million, together with the translation impact on US dollar denominated debt of a stronger US Dollar at the period end.  At 30 September 2013, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2,752 million with loans of £1,946 million repayable in the subsequent year.

Working capital

	30 September 2013	30 June 2013	31 March 2013	31 December 2012	30 September 2012
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Working capital conversion cycle* (days)	201	198	203	194	213
Working capital percentage of turnover (%)	22	22	22	21	23
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

* Working capital conversion cycle is defined on page 25.

Working capital increased by £102 million in the quarter compared with an increase of £135 million in Q3 2012.  The working capital conversion cycle has improved by 8 days since Q3 2012 primarily reflecting some improvements in receivables and payables management.  Inventory days remained broadly flat as supply chain improvements were offset by higher inventories in support of growth markets, tender phasing and new product launches.  The total reduction of 12 days reflected the benefit of excluding businesses targeted for divestment.

Returns to shareholders

GSK’s commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a third interim dividend of 19 pence per share (Q3 2012: 18 pence per share) making 55 pence for the nine months.

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 61.6094 cents per ADS based on an exchange rate of £1/$1.6213.  The ex-dividend date will be 13 November, with a record date of 15 November and a payment date of 9 January 2014.

	Paid/ payable	Pence per share	£m
	––––––––––––	––––––––––––	––––––––––––
2013
First interim	11 July 2013	18	878
Second interim	3 October 2013	18	864
Third interim	9 January 2014	19	915
		––––––––––––	––––––––––––
2012
First interim	5 July 2012	17	846
Second interim	4 October 2012	17	830
Third interim	3 January 2013	18	870
Fourth interim	11 April 2013	22	1,068
		––––––––––––	––––––––––––
		74	3,614
		––––––––––––	––––––––––––

Share repurchases
During the quarter, GSK repurchased 34.1 million shares at a cost of £560 million bringing the total for the nine months to 59.4 million shares (£979 million), including a quarter-end settlement accrual of £74 million.  GSK continues to target share repurchases of £1-2 billion during 2013 where this use of funds delivers an attractive return.  The company issued 5.2 million shares under employee share schemes amounting to £68 million (Q3 2012: £80 million).

The weighted average number of shares for Q3 2013 was 4,837 million, compared with 4,897 million in Q3 2012.  The weighted average number of shares for nine months 2013 was 4,842 million, compared with 4,935 million in 2012.

Divisional performance

Pharmaceutical sales summary

	Q3 2013		9 months 2013
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Respiratory	1,693	(2)	5,534	3
Anti-virals	124	(22)	465	(12)
Central nervous system	364	(5)	1,099	(9)
Cardiovascular and urogenital	539	(4)	1,691	(10)
Metabolic	41	2	131	13
Anti-bacterials	282	(2)	930	2
Oncology and emesis	249	23	703	21
Dermatology	194	(1)	599	(3)
Rare diseases	125	(1)	365	10
Immuno-inflammation	48	>100	115	>100
ViiV Healthcare (HIV)	344	(5)	1,001	(5)
Other	207	13	544	2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	4,210	(1)	13,177	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Respiratory

Q3 2013 (£1,693 million; down 2%)
Respiratory sales in the quarter fell 2% to £1,693 million.  Seretide/Advair sales declined 1% to £1,209 million, Flixotide/Flovent sales declined 7% to £172 million, and Ventolin sales fell 5% to £145 million.

US Respiratory sales were down 3% to £830 million reflecting wholesaler and retailer de-stocking and stronger competitive pricing pressure.  Advair (ICS/LABA combination) and Flovent (single agent ICS) have both benefited from overall prescription volume growth in the US controller market for ICS containing products, which grew 2% in the quarter (all market growth data based on weekly IMS Health data).

Advair sales were down 1% to £632 million, while estimated underlying growth was 2%, which represented a 7% positive impact of price and mix offset by a 5% volume decline.  Flovent sales declined 8% to £105 million, while the estimated underlying decline was 6% (a net zero impact of price and mix and a 6% volume decline).  Ventolin reported sales in the US fell 10% to £66 million, while the estimated underlying growth was 3% (a 5% positive impact of price and mix offset by a 2% volume decrease).  Differences between reported growth and estimated underlying growth rates for Advair, Flovent and Ventolin were caused by the net impact of wholesaler and retailer stocking patterns and adjustments to previous accruals for returns and rebates.

European Respiratory sales were down 2%, primarily reflecting the impact of ongoing austerity measures.  Seretide volumes were flat, but continued pricing pressures led to a sales decline of 1% to £344 million.

Respiratory sales in EMAP fell 5% as a result of a 55% decline in China, primarily driven by Seretide, which was down 56%.  Excluding China, EMAP Respiratory sales grew 9%, with Seretide sales up 6% and Ventolin up 8%.

In Japan, Respiratory sales grew 5% to £109 million, with continued growth from Adoair, up 8% to £62 million and from Xyzal, which grew 23% to £21 million.

9 months 2013 (£5,534 million; up 3%)
Respiratory sales in the nine months grew 3% to £5,534 million, with growth in all regions apart from Europe.  Seretide/Advair sales were up 3% to £3,876 million, Flixotide/Flovent sales increased 2% to £587 million, and Xyzal sales grew 27% to £101 million.  Ventolin sales grew 2% to £467 million.

In the US, Respiratory sales grew 4%, with Advair up 5%, Flovent up 6% and Ventolin up 5%.

European Respiratory sales were down 2% reflecting the impact of ongoing austerity measures.  Seretide sales were down 1% to £1,090 million.

Respiratory sales in EMAP grew 4%.  Seretide grew 3% to £310 million and Veramyst grew 20% to £53 million.  Ventolin sales increased 1% to £124 million.  Excluding China, EMAP Respiratory sales grew 7%, with Seretide sales up 10%.

In Japan, Respiratory sales grew 8% to £413 million, with strong growth from both Xyzal and Veramyst.  Adoair sales grew 7% to £195 million.

Anti-virals

Q3 2013 (£124 million; down 22%)
Anti-virals sales declined 22% largely as a result of lower sales of Zeffix and Hepsera in China.  Excluding China, anti-virals sales increased 5%.

9 months 2013 (£465 million; down 12%)
Declines in sales of Zeffix and Hepsera were the main reasons for the 12% fall in Anti-virals sales.

Central nervous system

Q3 2013 (£364 million; down 5%)
Declines in Seroxat/Paxil sales of 9% to £64 million and Lamictal sales of 6% to £139 million, both primarily as a result of generic competition, led to the 5% fall in sales of the category.

In the US, generic competition to Lamictal XR, which started in Q1 2013, led to the 16% fall in sales of the Lamictal franchise to £70 million.  The decline in sales of Paxil was driven by Japan, Europe and EMAP.

9 months 2013 (£1,099 million; down 9%)
Seroxat/Paxil sales fell 17% to £216 million, Requip sales fell 22% to £96 million and Lamictal sales fell 8% to £405 million, all primarily as a result of generic competition.

Cardiovascular and urogenital

Q3 2013 (£539 million; down 4%)
The 4% decline in the category was primarily driven by sales of Lovaza, down 12% to £135 million, as a result of increased competition and a market decline in the US.  The Avodart franchise grew 6%, with strong growth in Europe, EMAP and Japan partially offset by an 11% decline in the US.

9 months 2013 (£1,691 million; down 10%)
Sales in the category fell 10% as a result of the impact of the conclusion of the Vesicare co-promotion agreement in Q1 2012.  Excluding Vesicare, sales declined 1%.

The Avodart franchise grew 9% to £631 million with 33% growth in sales of Duodart/Jalyn.  Avodart sales grew 4% to £478 million.

Lovaza fell 5% to £444 million primarily as a result of the decline in the non-steroidal dyslipidemia prescription market and competition from other products.

Metabolic

Q3 2013 (£41 million; up 2%)
The increase in Metabolic product sales primarily reflected higher sales of Prolia in Europe and EMAP.

9 months 2013 (£131 million; up 13%)
The increase in Metabolic product sales in the nine months also reflected higher sales of Prolia in Europe and EMAP.

Anti-bacterials

Q3 2013 (£282 million; down 2%)
Augmentin sales grew 1% to £140 million with sales in EMAP of £90 million, up 1%, reflecting a comparison with a strong Q3 2012 and some supply shortages.

9 months 2013 (£930 million; up 2%)
Augmentin sales grew 6% to £465 million with strong growth in EMAP, where sales were up 12% to £292 million.

Oncology and emesis

Q3 2013 (£249 million; up 23%)
Votrient, up 84% to £91 million, and Promacta, up 43% to £49 million, continued to drive the growth in Oncology.  Tykerb/Tyverb sales fell 7% to £53 million and both Hycamtin in the US and Europe and Argatroban in the US continued to be adversely affected by generic competition.

In the US, Votrient sales grew 38% to £36 million and sales of Promacta grew 27% to £19 million, reflecting the benefit of a new indication for thrombocytopenia associated with Hepatitis C received during Q1 2013.  Mekinist and Tafinlar were both launched in late Q2 2013.

In Europe, Oncology and emesis grew 32% to £91 million, led by sales of Votrient, which more than doubled in the period.

9 months 2013 (£703 million; up 21%)
Votrient sales grew 97% to £241 million, Promacta sales grew 48% to £134 million and Arzerra sales grew 20% to £56 million.  Tykerb/Tyverb sales fell 11% to £158 million and both Hycamtin in Europe and Argatroban in the US continued to be adversely affected by generic competition.

Dermatology

Q3 2013 (£194 million; down 1%)
Sales declined 1% to £194 million, primarily as a result of the decline in the US, down 18% to £40 million, which continued to suffer from the impact of generic competition, particularly to Bactroban, Duac and Soriatane, together with the effect of the disposal of a number of tail brands in Q2 2013.  EMAP sales grew 9% to £96 million, reflecting strong growth in Bactroban and Duac.  European sales grew 3% to £42 million.

9 months 2013 (£599 million; down 3%)
Sales declined 3% to £599 million, with the US down 30% to £119 million.  European sales grew 9% to £128 million and EMAP sales grew 9% to £304 million.

Rare diseases

Q3 2013 (£125 million; down 1%)
Flolan sales fell 10% to £25 million, largely as a result of continued generic competition in the US and Mepron sales fell 15% to £28 million.  Volibris partially offset these declines, with growth of 15% to £36 million, led by a strong performance in Japan.

9 months 2013 (£365 million; up 10%)
Volibris, up 21% to £107 million, and Mepron, up 21% to £76 million were the main drivers of the 10% growth in the category. Flolan sales fell 14% to £80 million, primarily as a result of the biennial price reduction in Japan in Q2 2012 and continued generic competition in the US and Europe.

Immuno-inflammation

Q3 2013 (£48 million; up >100%)
Benlysta sales were £42 million, of which £39 million arose in the US, delivering strong growth after the acquisition of Human Genome Sciences in Q3 2012.  Total in-market sales of Benlysta in the US in Q3 2012 were £27 million.  Prior to completion of the acquisition, GSK only recorded its share of the gross profit of Benlysta in turnover.

9 months 2013 (£115 million; up >100%)
Benlysta turnover in the nine months was £109 million, with £101 million in the US.  Total in-market sales of Benlysta in the US in the nine months 2012 were £71 million.

ViiV Healthcare (HIV)

Q3 2013 (£344 million; down 5%)
ViiV Healthcare sales declined by 5%, with the US up 3%, Europe down 7%, and EMAP down 26%.  Sales growth in Epzicom/Kivexa, up 8% to £190 million, Selzentry, up 10% to £34 million were more than offset by declines in the mature portfolio, mainly driven by Combivir, down 55% to £25 million.  The phasing of tenders also adversely affected sales growth in the quarter.  Tivicay was launched in the US in August and recorded sales of £4 million.

9 months 2013 (£1,001 million; down 5%)
Sales in the US were down 4%, Europe down 4%, and EMAP down 17%.  Epzicom/Kivexa grew 9% to £552 million and Selzentry was up 16% to £106 million but this growth was more than offset by declines in the mature portfolio.

Vaccines sales

	Q3 2013		9 months 2013
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total Vaccines sales	987	3	2,453	(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2013 (£987 million; up 3%)
Vaccines sales grew 3% to £987 million and benefited from strong growth of Infanrix/Pediarix and Fluarix/FluLaval in the US, up 29% to £104 million.  The 4% growth in Europe reflected the combination of an improved tender performance and some beneficial tender phasing in the quarter, while the 14% decline in EMAP was primarily attributable to the adverse phasing effects of tenders and to a challenging comparator in Q3 2012, which benefited from strong tender deliveries of Synflorix.  The 75% decline in sales in Japan reflected the impact on Cervarix of the suspension of the recommendation for the use of HPV vaccines.  There was also increased competitive pressure to Rotarix.

Synflorix sales decreased 28% to £80 million, reflecting the comparison with strong tender sales during Q3 2012.

Infanrix/Pediarix sales increased 26% to £258 million, with strong growth in the US, up 69% to £100 million, continuing to benefit from a competitor supply shortage.

Rotarix sales were up 5% to £108 million, with growth in the US, Europe and EMAP being partially offset by the impact of increased competition in Japan.  Boostrix sales grew 4% to £83 million, with good growth in Europe and EMAP.  Sales of hepatitis vaccines fell 1% to £168 million, principally reflecting a decline in EMAP.

The first significant shipments for the new flu season were made in the quarter and Fluarix/FluLaval sales were up 1% at £142 million.  In the US, Fluarix/FluLaval sales grew 29% to £104 million following the launch of the Quadrivalent formulation.

9 months 2013 (£2,453 million; down 2%)
The 2% decline in Vaccines sales was principally attributable to the adverse comparison with strong Cervarix sales in the nine months 2012, which benefited from the final stages of the HPV vaccination catch-up programme in Japan.  Cervarix sales declined 44% to £127 million.  Excluding Cervarix in Japan, Vaccines sales increased by 3% reflecting the strong performances in the US and Europe, partly offset by the impact of the phasing of tender orders in EMAP.

Synflorix sales declined 16% to £244 million, largely reflecting a stronger comparator in terms of tender shipments during the same period in 2012.  Infanrix/ Pediarix sales increased 18% to £654 million, with the growth primarily reflecting stronger tender shipments in Europe and EMAP during the nine months 2013 and the benefit in the US of a competitor supply shortage.

Sales of hepatitis vaccines fell 3% to £477 million, reflecting lower sales in Europe, EMAP and the US, the latter as a result of the return of competing vaccines to the market during the second half of 2012.  Rotarix sales grew 1% to £275 million, with strong growth in the US and Europe partially offset by adverse tender phasing in EMAP and the impact of increased competition in Japan.  Boostrix sales grew 5% to £197 million.

Sales from new pharmaceutical and vaccine launches

	Q3 2013		9 months 2013
	––––––––––––––––––––––––––––––––––––		––––––––––––––––––––––––––––––––––––
	£m	CER%	£m	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Arzerra	18	(11)	56	20
Benlysta	42	>100	109	>100
Duodart/Jalyn	50	17	153	33
Lamictal XR	24	(39)	69	(38)
Nimenrix	3	>100	6	>100
Potiga/Trobalt	2	-	8	100
Prolia	13	100	35	100
Synflorix	80	(28)	244	(16)
Votrient	91	84	241	97
Xgeva	2	>100	4	>100
Tafinlar	4	-	5	-
Mekinist	3	-	3	-
Tivicay	4	-	4	-
Dermatology	2	(2)	5	(12)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	338	15	942	25
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

New products are those launched in the last five years (2009 to 2013 inclusive).  Sales of new products were £338 million in Q3 2013, grew 15% in the quarter and represented 7% of Pharmaceuticals and Vaccines turnover.  In the nine months, sales of new products were £942 million, grew 25% and represented 6% of Pharmaceuticals and Vaccines turnover.

Tafinlar and Mekinist, both for metastatic melanoma, were approved and launched in the US in Q2 2013.  This quarter, Tivicay, for the treatment of HIV-1 patients, was approved and launched in the US and Tafinlar was granted approval in Europe.

Consumer Healthcare

	Q3 2013			9 months 2013
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total wellness	482	-	-	1,466	(4)	3
Oral care	476	6	6	1,437	6	6
Nutrition	290	10	10	861	8	8
Skin health	65	-	-	205	6	6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,313	4	4	3,969	2	5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

	Q3 2013			9 months 2013
	––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––			––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
USA	233	-	-	709	3	4
Europe	473	6	6	1,384	-	5
Rest of World	607	4	5	1,876	4	6
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total	1,313	4	4	3,969	2	5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Q3 2013 (£1,313 million; up 4%)
Consumer Healthcare turnover grew 4% in the quarter reflecting growth in Europe and the Rest of World markets and flat sales in the US with strong growth in the Oral care and Nutrition categories.

Oral care sales were up 6% to £476 million.  Strong growth contributions from the Sensodyne Sensitivity and Acid erosion business, up 14%, and denture care brands, up 10%, offset a decline in sales of Aquafresh of 9%.

Total wellness sales were flat.  Growth contributions from several brands within the category were offset by a 43% reduction in sales of Contac, due to new shelving requirements in China, together with lower sales of Fenbidin China, down 40%.  Vitamin products grew 30%.

Nutrition sales grew 10% led by strong growth of Horlicks in India, up 16%.  Sales of Boost energy drink were up 19% also reflecting a strong performance in India.  Lucozade and Ribena sales grew 9% and 11%, respectively, as a result of favourable weather conditions in the UK, new flavour launches and strong seasonal promotions.

Skin health sales were flat, in part due to some retailer stocking movements on Abreva in the US.

Rest of World markets grew 5%, reflecting strong growth across most categories and markets, particularly India, partially offset by a 29% reduction of sales in China, primarily due to the reduction in sales of Contac and Fenbid.  In Europe, sales grew 6% as strong growth in sales of Pain, Smoking reduction and cessation and Respiratory health products, as well as Lucozade and Ribena, offset lower sales of Maxinutrition brands.  Oral care sales in Europe grew 1% during the quarter.  In the US, sales were flat, as strong growth in Oral care sales was offset by lower sales of Smoking reduction and cessation products and alli.

9 months 2013 (£3,969 million; up 2%)
In the nine months, Consumer Healthcare turnover grew 2%.  Excluding the non-core OTC brands that were divested in H1 2012, turnover grew 5% reflecting overall growth in all three regions and in each category.

Strong growth in Oral care sales was led by the growth of Sensodyne Sensitivity and Acid erosion, up 14%, and denture care brands, up 9%.

Total wellness sales, excluding the non-core OTC brands that were divested in H1 2012, were up 3%.  In both the US and Europe alli reported strong growth, in large part due to being out of stock for most of H1 2012.  A severe cold and flu season in early 2013 helped drive growth of several respiratory brands including Coldrex, Beechams and Panadol Cold and Flu.  This growth was partly offset by a 44% reduction in sales in China of Contac, due to new shelving requirements, and Fenbid, down 30% in advance of mandatory price reductions.

Nutrition sales grew 8% with strong growth in Rest of World markets, led by Horlicks and Boost in India.  Lucozade and Ribena both grew 4%.  Sales of Maxinutrition products declined 25%.

Excluding the non-core OTC products divested in 2012, Rest of World markets grew 6%, reflecting growth across most categories and markets, particularly in India, offset by a 23% reduction of sales in China, mainly due to the reduction in sales of Contac and Fenbid.  In Europe, sales grew 5% helped by sales of alli and strong growth in products for Respiratory health and Pain.  Oral care sales in Europe grew 2%.  In the US, sales grew 4%, led by strong contributions from Oral care brands, alli and Abreva.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for the nine months is analysed below.

	Q3 2013 £m	9 months 2013 £m	9 months 2012 (restated) £m
	––––––––––––	––––––––––––	––––––––––––
Discovery	169	537	589
Development	364	1,120	1,209
Facilities and central support functions	82	325	360
	––––––––––––	––––––––––––	––––––––––––
	615	1,982	2,158
Vaccines	132	379	375
Consumer Healthcare	44	134	115
	––––––––––––	––––––––––––	––––––––––––
Core R&D	791	2,495	2,648
Amortisation and impairment of intangible assets	96	279	179
Major restructuring costs	2	37	8
Acquisition accounting and other	11	42	-
	––––––––––––	––––––––––––	––––––––––––
Total R&D	900	2,853	2,835
	––––––––––––	––––––––––––	––––––––––––

GSK’s Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Tykerb Head & Neck cancer and vercirnon programmes were terminated in the quarter and will be removed from the table at the next update.

At the R&D Late-Stage Pipeline Review on 3 December 2012, the following 14 assets were listed as expecting to deliver Phase III data during 2013 and 2014: Votrient (ovarian), MAGE-A3 (melanoma & NSCLC), Tykerb (breast, head & neck and gastric cancers), darapladib (atheroslerosis – event driven), Arzerra (first line and relapsed CLL), drisapersen (DMD), dabrafenib + trametinib combination use (metastatic melanoma), fluticasone furoate (asthma), mepolizumab (severe asthma), Benlysta subcutaneous (SLE), vercirnon (Crohn’s disease), migalastat (Fabry’s disease), Herpes Zoster vaccine (data are event driven and now expected in 2015) and dolutegravir-Trii (HIV).

Since Q2 2013, the following pipeline milestones have been achieved:

•	FDA Action date for review of albiglutide file extended to 15 April 2014;
•	Filed for Votrient in ovarian cancer in EU;
•	Filed for two-dose schedule for Cervarix in EU;
•	FDA approval of Tivicay (dolutegravir) for HIV;
•	EU approval of indication for Tyverb in combination with trastuzumab in metastatic breast cancer;
•	FDA approval of FluLaval (Quebec manufactured) quadrivalent flu vaccine;
•	Announced vercirnon did not meet primary endpoint in SHIELD-1 Crohn’s disease study;
•	EU approval of Tafinlar (dabrafenib) for unresectable or metastatic melanoma;
•
Announced MAGE-A3 vaccine did not meet its first co-primary endpoint in DERMA study in melanoma – trial will continue to assess the second co-primary endpoint, disease free survival in a gene signature positive sub-population;

•	FDA Advisory Committee recommended approval of Anoro Ellipta for COPD;
•	Data presented from dolutegravir FLAMINGO study at ICAAC;
•	FDA granted Breakthrough Therapy Designation for Arzerra for first line use in CLL;
•	Orphan drug status granted in Japan for dolutegravir, trametinib and dabrafenib;
•	FDA granted Priority Review for dabrafenib + trametinib combination use in metastatic melanoma;
•	CHMP positive opinion for Relvar for asthma and COPD in EU;
•	Announced drisapersen did not meet primary endpoint in DEMAND-3 study in DMD;
•	Japanese approval of Relvar Ellipta for asthma;
•	EU approval of Revolade for Hepatitis C related thrombocytopenia;
•	Tykerb head & neck cancer data reported and did not meet primary endpoint;
•	Positive overall survival data received from Phase I/II study with trametinib + dabrafenib combination use;
•	Filed in EU and US for Arzerra first line use in CLL;
•	Announced malaria vaccine reduces disease over 18 months of follow-up in infants and young children;
•	Filed in US for fluticasone furoate monotherapy in asthma;
•	Filed in US for dolutegravir-Trii in HIV.

There are 9 filings of new drugs with US/EU regulators:
•	Relvar/Breo Ellipta (approved in US for COPD; CHMP positive opinion in EU for asthma and COPD);
•	Mekinist (trametinib, MEK) (approved in US; filed in EU);
•	trametinib + dabrafenib in combination use (filed in US and EU; FDA granted Priority Review);
•	Eperzan (albiglutide) (filed in US and EU);
•	Anoro Ellipta (UMEC/VI) COPD (filed in US and EU; FDA AdCom positive recommendation);
•	Tivicay (dolutegravir) (approved in US; filed in EU);
•	umeclidinium (LAMA) monotherapy in COPD (filed in US and EU);
•	fluticasone furoate monotherapy in asthma (filed in US);
•	dolutegravir-Trii in HIV (filed in US).

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Filed Oct 2013	Filed Oct 2013	Breakthrough Therapy Designation granted by FDA on 13 September 2013. Filed for first line use in EU on 4 October 2013 and in the US on 18 October 2013.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
Benlysta (i.v.)	vasculitis	Ph III	Ph III
Eperzan (albiglutide)	Type 2 diabetes	Filed Jan 2013	Filed Mar 2013	FDA Action date for review of albiglutide file extended to 15 April 2014.
sirukumab	Rheumatoid arthritis	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Immuno-inflammation				News update in the quarter
vercirnon (1605786, CCX282)	Crohn’s disease	n/a	n/a	Announced vercirnon did not meet primary endpoint in SHIELD-1 study on 23 August 2013. Programme terminated.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C thrombocytopaenia	Approved Nov 2012	Approved Sept 2013	Approved in EU on 23 September 2013.
Votrient (pazopanib)	Ovarian	Ph III	Filed Aug 2013	Filed in EU on 6 August 2013.
Tykerb/Tyverb	Metastatic breast cancer – dual blockade	Ph III	Approved Aug 2013	Approved in EU on 14 August 2013.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	n/a	n/a	Data in-house, did not meet primary endpoint, and will be presented at upcoming scientific conference. Programme terminated.
Mekinist (trametinib, MEK inhibitor)	Metastatic melanoma	Approved May 2013	Filed Feb 2013
Tafinlar (dabrafenib, BRAF inhibitor)	Metastatic melanoma	Approved May 2013	Approved Sept 2013	Approved in EU on 2 September 2013.
trametinib + dabrafenib in combination use	Metastatic melanoma	Filed July 2013	Filed Feb 2013	FDA granted Priority Review on 16 September 2013. Positive overall survival data received from Phase I/II study – to be presented at upcoming scientific conference.
	Adjuvant melanoma	Ph III	Ph III
Respiratory		US	EU	News update in the quarter
Relvar/Breo Ellipta (FF/VI)	COPD	Approved May 2013	Filed June 2012	CHMP positive opinion on 19 September 2013.
	Asthma	Ph III	Filed June 2012	CHMP positive opinion on 19 September 2013. Japanese approval on 20 September 2013.
Anoro Ellipta (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Filed Dec 2012	Filed Jan 2013	FDA Advisory Committee recommended approval on 10 September 2013.
umeclidinium bromide (UMEC)	COPD	Filed Apr 2013	Filed Apr 2013
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Filed Oct 2013	Ph III	Filed in US on 23 October 2013.
mepolizumab	Severe asthma	Ph III	Ph III
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III
drisapersen	Duchenne muscular dystrophy	Ph II	Ph III	Announced drisapersen did not meet primary endpoint in DEMAND-3 study on 20 September 2013.
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III	Announced did not meet its first co-primary endpoint in DERMA study on 5 September 2013. Trial will continue to assess the second co-primary endpoint.
	NSCLC	Ph III	Ph III
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a	Announced malaria vaccine candidate reduces disease over 18 months of follow-up in late-stage study of more than 15,000 infants and young children on 8 October 2013.
HIV (ViiV Healthcare)		US	EU	News update in the quarter
Tivicay (dolutegravir, S/GSK1349572)	HIV integrase inhibitor	Filed Dec 2012	Approved Aug 2013	FDA approval on 13 August 2013. Data presented from dolutegravir FLAMINGO study at ICAAC on 12 September 2013.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Filed Oct 2013	Ph III	Filed in US on 22 October 2013.

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations, and acquisition accounting adjustments relating to the consolidation of material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income and other items, together with the tax effects of all of these items.  GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group’s results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Financial review & risk section’ in the company’s Annual Report 2012 included as exhibit 15.2 to the company’s Annual Report on Form 20-F for 2012.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q3 2013 £m	Q3 2012 (restated) £m	9 months 2013 £m	9 months 2012 (restated) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
TURNOVER	6,510	6,527	19,599	19,629

Cost of sales	(2,111)	(2,089)	(6,059)	(5,907)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,399	4,438	13,540	13,722

Selling, general and administration	(1,984)	(2,236)	(6,280)	(6,578)
Research and development	(900)	(937)	(2,853)	(2,835)
Royalty income	94	92	289	230
Other operating (expense)/income	(40)	299	(109)	844
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
OPERATING PROFIT	1,569	1,656	4,587	5,383

Finance income	10	19	44	54
Finance expense	(191)	(197)	(591)	(584)
Profit on disposal of interest in associates and joint ventures	-	-	29	-
Share of after tax profits of associates and joint ventures	14	9	32	19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT BEFORE TAXATION	1,402	1,487	4,101	4,872

Taxation	(392)	(308)	(978)	(1,017)
Tax rate %	28.0%	20.7%	23.8%	20.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
PROFIT AFTER TAXATION FOR THE PERIOD	1,010	1,179	3,123	3,855
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Profit attributable to non-controlling interests	41	74	148	204
Profit attributable to shareholders	969	1,105	2,975	3,651
	––––––––––––	––––––––––––	––––––––––––	––––––––––––
	1,010	1,179	3,123	3,855
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

EARNINGS PER SHARE	20.0p	22.6p	61.4p	74.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Diluted earnings per share	19.7p	22.2p	60.3p	72.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Statement of comprehensive income
	Q3 2013 £m	Q3 2012 (restated) £m
	––––––––––––	––––––––––––
Profit for the period	1,010	1,179

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(30)	(85)
Fair value movements on available-for-sale investments	66	78
Deferred tax on fair value movements on available-for-sale investments	(12)	(10)
Reclassification of fair value movements on available-for-sale investments	(2)	(1)
Deferred tax reversed on reclassification of available-for-sale investments	2	8
Fair value movements on cash flow hedges	(8)	(1)
Deferred tax on fair value movements on cash flow hedges	1	1
Reclassification of cash flow hedges to income statement	3	1
Share of other comprehensive income of associates and joint ventures	26	-
	––––––––––––	––––––––––––
	46	(9)
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Actuarial losses on defined benefit plans	(88)	(231)
Deferred tax on actuarial movements in defined benefit plans	8	49
	––––––––––––	––––––––––––
	(80)	(182)
	––––––––––––	––––––––––––
Other comprehensive expense for the period	(34)	(191)
	––––––––––––	––––––––––––
Total comprehensive income for the period	976	988
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	973	914
Non-controlling interests	3	74
	––––––––––––	––––––––––––
	976	988
	––––––––––––	––––––––––––

Statement of comprehensive income
	9 months 2013 £m	9 months 2012 (restated) £m
	––––––––––––	––––––––––––
Profit for the period	3,123	3,855

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(119)	(192)
Fair value movements on available-for-sale investments	445	120
Deferred tax on fair value movements on available-for-sale investments	(13)	(16)
Reclassification of fair value movements on available-for-sale investments	(21)	(12)
Deferred tax reversed on reclassification of available-for-sale investments	3	14
Fair value movements on cash flow hedges	(6)	(1)
Deferred tax on fair value movements on cash flow hedges	1	(1)
Reclassification of cash flow hedges to income statement	2	1
Share of other comprehensive income of associates and joint ventures	36	30
	––––––––––––	––––––––––––
	328	(57)
	––––––––––––	––––––––––––
Items that will not be reclassified to income statement:
Actuarial gains/(losses) on defined benefit plans	471	(973)
Deferred tax on actuarial movements in defined benefit plans	(163)	250
	––––––––––––	––––––––––––
	308	(723)
	––––––––––––	––––––––––––
Other comprehensive income/(expense) for the period	636	(780)
	––––––––––––	––––––––––––
Total comprehensive income for the period	3,759	3,075
	––––––––––––	––––––––––––

Total comprehensive income for the period attributable to:
Shareholders	3,639	2,887
Non-controlling interests	120	188
	––––––––––––	––––––––––––
	3,759	3,075
	––––––––––––	––––––––––––

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2013

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	1,693	(2)	830	(3)	441	(2)	191	(5)	231	3
Avamys/Veramyst	55	8	13	(14)	13	8	20	31	9	-
Flixonase/Flonase	19	(29)	-	-	7	-	11	(33)	1	(25)
Flixotide/Flovent	172	(7)	105	(8)	25	(4)	12	-	30	(8)
Seretide/Advair	1,209	(1)	632	(1)	344	(1)	87	(12)	146	7
Serevent	32	(6)	13	8	13	(25)	1	-	5	20
Ventolin	145	(5)	66	(10)	29	-	39	3	11	(8)
Xyzal	25	24	-	-	-	-	4	(40)	21	40
Zyrtec	15	-	-	-	-	-	9	25	6	(22)
Other*	21	(17)	1	-	10	-	8	-	2	<(100)

Anti-virals	124	(22)	18	>100	17	(11)	47	(51)	42	(7)
Hepsera	15	(47)	-	-	-	-	10	(63)	5	-
Valtrex	55	17	10	-	8	-	11	-	26	(6)
Zovirax	20	(5)	-	-	5	(20)	8	13	7	-
Zeffix	27	(57)	3	(25)	3	(25)	16	(69)	5	-
Other*	7	>100	5	>100	1	-	2	-	(1)	(100)

Central nervous system	364	(5)	109	(12)	87	(10)	82	5	86	2
Imigran/Imitrex	47	2	21	18	15	(6)	1	-	10	(8)
Lamictal	139	(6)	70	(16)	27	(4)	19	-	23	22
Requip	36	(5)	3	-	13	(37)	4	-	16	36
Seroxat/Paxil	64	(9)	-	-	12	(8)	16	(16)	36	(6)
Wellbutrin	23	-	1	(60)	12	9	7	(13)	3	>100
Other*	55	(2)	14	(13)	8	-	35	28	(2)	(88)

Cardiovascular and urogenital	539	(4)	300	(9)	129	3	64	(12)	46	20
Arixtra	40	(17)	13	(28)	20	(14)	5	-	2	-
Avodart	207	6	73	(11)	67	17	26	13	41	20
Coreg	36	9	36	9	-	-	-	-	-	-
Fraxiparine	53	(7)	-	-	33	3	19	(14)	1	<(100)
Lovaza	135	(12)	134	(12)	-	-	-	-	1	-
Other*	68	(10)	44	2	9	(25)	14	(38)	1	>100

Metabolic	41	2	1	>100	10	43	16	(6)	14	(14)
Other*	41	2	1	>100	10	43	16	(6)	14	(14)

Anti-bacterials	282	(2)	8	80	85	(1)	171	(2)	18	(18)
Augmentin	140	1	-	-	43	5	90	1	7	-
Other*	142	(5)	8	>100	42	(7)	81	(6)	11	(29)

Oncology and emesis	249	23	99	14	91	32	36	19	23	29
Arzerra	18	(11)	13	20	4	(50)	-	-	1	-
Promacta	49	43	19	27	15	56	6	100	9	38
Tyverb/Tykerb	53	(7)	14	(18)	21	(10)	12	8	6	-
Votrient	91	84	36	38	39	>100	10	100	6	>100
Other*	38	(9)	17	(6)	12	10	8	(27)	1	(14)

Dermatology	194	(1)	40	(18)	42	3	96	9	16	(11)
Bactroban	26	(16)	9	(38)	6	(29)	11	10	-	-
Duac	18	20	4	(20)	7	-	4	67	3	-
Other*	150	-	27	(10)	29	12	81	8	13	(35)

Rare diseases	125	(1)	30	(26)	32	7	13	-	50	11
Volibris	36	15	-	-	21	5	3	(33)	12	45
Flolan	25	(10)	5	(38)	4	25	-	-	16	(5)
Other*	64	(5)	25	(23)	7	-	10	9	22	8

Immuno-inflammation	48	>100	45	>100	2	100	1	-	-	-
Benlysta	42	>100	39	100	2	100	1	-	-	-
Other*	6	-	6	-	-	-	-	-	-	-

Other pharmaceuticals*	207	13	1	(98)	65	>100	88	(8)	53	23

Vaccines	987	3	375	24	273	4	263	(14)	76	(14)
Boostrix	83	4	56	(2)	18	21	4	33	5	-
Cervarix	41	(11)	2	(33)	14	27	25	32	-	-
Fluarix, FluLaval	142	1	104	29	16	(16)	7	(69)	15	(7)
Hepatitis	168	(1)	81	5	48	(4)	29	(15)	10	8
Infanrix, Pediarix	258	26	100	69	98	1	44	26	16	6
Rotarix	108	5	32	19	17	78	50	2	9	(40)
Synflorix	80	(28)	-	-	12	(8)	66	(32)	2	100
Other*	107	4	-	-	50	2	38	(12)	19	43
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	4,853	-	1,856	2	1,274	5	1,068	(9)	655	2
ViiV Healthcare (HIV)	344	(5)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––	––––––––––
	5,197	-
	––––––––––	––––––––––

Pharmaceuticals and Vaccines turnover
Nine months ended 30 September 2013

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Respiratory	5,534	3	2,680	4	1,424	(2)	639	4	791	5
Avamys/Veramyst	195	8	36	(19)	53	4	53	20	53	24
Flixonase/Flonase	85	(13)	3	(73)	24	-	39	(7)	19	(8)
Flixotide/Flovent	587	2	358	6	87	(7)	41	5	101	(4)
Seretide/Advair	3,876	3	2,028	5	1,090	(1)	310	3	448	5
Serevent	98	(11)	38	-	41	(18)	3	50	16	(19)
Ventolin	467	2	211	5	94	-	124	1	38	(2)
Xyzal	101	27	-	-	-	-	13	(8)	88	33
Zyrtec	56	5	-	-	-	-	30	24	26	(9)
Other*	69	(9)	6	-	35	(11)	26	(6)	2	(100)

Anti-virals	465	(12)	40	50	50	(20)	222	(18)	153	(9)
Hepsera	73	(19)	-	-	-	-	55	(26)	18	-
Valtrex	165	(1)	30	100	22	(22)	30	7	83	(11)
Zovirax	61	(6)	1	(67)	15	(18)	25	4	20	-
Zeffix	139	(24)	10	-	9	(31)	107	(27)	13	(12)
Other*	27	-	(1)	-	4	33	5	100	19	(15)

Central nervous system	1,099	(9)	324	(17)	269	(11)	251	8	255	(11)
Imigran/Imitrex	142	1	62	13	48	(8)	5	-	27	(6)
Lamictal	405	(8)	199	(19)	82	(6)	58	5	66	20
Requip	96	(22)	6	(67)	41	(34)	11	-	38	10
Seroxat/Paxil	216	(17)	-	-	41	(5)	60	(2)	115	(25)
Wellbutrin	71	11	10	11	37	9	22	5	2	>100
Other*	169	(7)	47	(23)	20	(22)	95	18	7	(50)

Cardiovascular and urogenital	1,691	(10)	948	(18)	398	1	214	-	131	18
Arixtra	134	(8)	43	(12)	64	(12)	22	16	5	-
Avodart	631	9	232	(4)	201	16	77	22	121	21
Coreg	102	(2)	101	(3)	-	-	-	-	1	-
Fraxiparine	166	(8)	-	-	104	(10)	62	(2)	-	-
Lovaza	444	(5)	442	(5)	-	-	-	-	2	-
Other*	214	(47)	130	(57)	29	(6)	53	(24)	2	(33)

Metabolic	131	13	2	>100	30	45	52	8	47	(19)
Other*	131	13	2	>100	30	45	52	8	47	(19)

Anti-bacterials	930	2	21	40	291	(5)	566	7	52	(14)
Augmentin	465	6	-	-	150	(3)	292	12	23	(7)
Other*	465	(1)	21	50	141	(8)	274	3	29	(19)

Oncology and emesis	703	21	278	16	250	28	103	17	72	26
Arzerra	56	20	33	14	22	29	-	-	1	-
Promacta	134	48	54	36	39	48	16	100	25	50
Tyverb/Tykerb	158	(11)	44	(16)	63	(9)	33	(13)	18	-
Votrient	241	97	105	66	95	>100	26	>100	15	>100
Other*	114	(20)	42	(25)	31	(17)	28	(7)	13	(32)

Dermatology	599	(3)	119	(30)	128	9	304	9	48	(12)
Bactroban	75	(17)	22	(43)	18	(15)	31	10	4	-
Duac	53	(20)	11	(66)	21	17	12	44	9	14
Other*	471	2	86	(13)	89	13	261	8	35	(17)

Rare diseases	365	10	86	5	95	-	34	6	150	19
Volibris	107	21	-	-	61	7	8	14	38	47
Flolan	80	(14)	19	(21)	14	(22)	-	-	47	(8)
Other*	178	18	67	16	20	-	26	4	65	32

Immuno-inflammation	115	>100	107	>100	6	>100	1	-	1	100
Benlysta	109	>100	101	>100	6	>100	1	-	1	100
Other*	6	-	6	-	-	-	-	-	-	-

Other pharmaceuticals*	544	2	2	(71)	121	(2)	271	(4)	150	24

Vaccines	2,453	(2)	735	15	774	4	735	(8)	209	(35)
Boostrix	197	5	118	2	50	23	13	18	16	(16)
Cervarix	127	(44)	5	-	42	3	67	25	13	(89)
Fluarix, FluLaval	164	7	110	35	14	(18)	21	(38)	19	(5)
Hepatitis	477	(3)	208	(1)	146	(4)	89	(7)	34	(3)
Infanrix, Pediarix	654	18	210	38	297	4	100	41	47	4
Rotarix	275	1	84	11	44	48	118	(5)	29	(28)
Synflorix	244	(16)	-	-	36	6	203	(19)	5	25
Other*	315	(5)	-	-	145	2	124	(22)	46	44
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	14,629	-	5,342	-	3,836	-	3,392	-	2,059	(2)
ViiV Healthcare (HIV)	1,001	(5)	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	––––––––––	––––––––––
	15,630	-
	––––––––––	––––––––––

ViiV Healthcare turnover
Three months ended 30 September 2013

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	25	(55)	7	11	8	(50)	8	(73)	2	(33)
Epivir	12	-	3	23	3	(25)	3	13	3	50
Epzicom/Kivexa	190	8	65	(3)	79	8	24	20	22	37
Selzentry	34	10	16	16	14	2	1	89	3	-
Trizivir	24	(4)	15	(1)	8	(19)	2	(4)	(1)	-
Other*	59	(6)	30	11	12	(36)	13	8	4	(43)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	344	(5)	136	3	124	(7)	51	(26)	33	19
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

Nine months ended 30 September 2013

	Total		USA		Europe		EMAP		Rest of World
	–––––––––––––––––––––––––		–––––––––––––––––––––––––		–––––––––––––––––––––––––		––––––––––––––––––––––––––––		–––––––––––––––––––––––––
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
Combivir	85	(39)	24	58	32	(38)	24	(62)	5	(38)
Epivir	34	(13)	7	20	12	(30)	9	(7)	6	(14)
Epzicom/Kivexa	552	9	189	1	240	9	60	30	63	23
Selzentry	106	16	44	8	46	8	5	>100	11	83
Trizivir	71	(14)	42	(8)	25	(18)	3	(44)	1	-
Other*	153	(21)	75	(24)	36	(27)	29	(5)	13	(25)
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––
	1,001	(5)	381	(4)	391	(4)	130	(17)	99	10
	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––	––––––––––

*
All “Other” Pharmaceuticals and Vaccines product sales totalled £965 million and increased 1% in the quarter and totalled £2,856 million and decreased 7% in the nine months.  Other Pharmaceuticals turnover includes milestone income received from Theravance of £6 million in Q3 2013 and £25 million in the nine months.

Balance sheet

	30 September 2013 £m	30 September 2012 (restated) £m	31 December 2012 (restated) £m
	––––––––––––	––––––––––––	––––––––––––
ASSETS
Non-current assets
Property, plant and equipment	8,766	8,585	8,776
Goodwill	4,316	4,405	4,359
Other intangible assets	9,865	8,777	10,161
Investments in associates and joint ventures	520	666	579
Other investments	1,322	823	787
Deferred tax assets	2,097	2,988	2,391
Derivative financial instruments	1	74	54
Other non-current assets	751	648	682
	––––––––––––	––––––––––––	––––––––––––
Total non-current assets	27,638	26,966	27,789
	––––––––––––	––––––––––––	––––––––––––
Current assets
Inventories	4,167	4,036	3,969
Current tax recoverable	91	85	103
Trade and other receivables	5,206	5,613	5,242
Derivative financial instruments	155	75	49
Liquid investments	67	226	81
Cash and cash equivalents	3,252	3,391	4,184
Assets held for sale	534	67	64
	––––––––––––	––––––––––––	––––––––––––
Total current assets	13,472	13,493	13,692
	––––––––––––	––––––––––––	––––––––––––
TOTAL ASSETS	41,110	40,459	41,481
	––––––––––––	––––––––––––	––––––––––––
LIABILITIES
Current liabilities
Short-term borrowings	(2,752)	(4,155)	(3,631)
Trade and other payables	(7,795)	(7,683)	(8,054)
Derivative financial instruments	(143)	(76)	(63)
Current tax payable	(1,194)	(1,187)	(1,374)
Short-term provisions	(948)	(863)	(693)
	––––––––––––	––––––––––––	––––––––––––
Total current liabilities	(12,832)	(13,964)	(13,815)
	––––––––––––	––––––––––––	––––––––––––
Non-current liabilities
Long term borrowings	(15,655)	(13,330)	(14,671)
Deferred tax liabilities	(1,018)	(837)	(1,004)
Pensions and other post-employment benefits	(2,569)	(3,961)	(3,121)
Other provisions	(634)	(541)	(699)
Derivative financial instruments	(4)	(2)	(2)
Other non-current liabilities	(1,597)	(807)	(1,432)
	––––––––––––	––––––––––––	––––––––––––
Total non-current liabilities	(21,477)	(19,478)	(20,929)
	––––––––––––	––––––––––––	––––––––––––
TOTAL LIABILITIES	(34,309)	(33,442)	(34,744)
	––––––––––––	––––––––––––	––––––––––––
NET ASSETS	6,801	7,017	6,737
	––––––––––––	––––––––––––	––––––––––––
EQUITY
Share capital	1,341	1,361	1,349
Share premium account	2,507	1,955	2,022
Retained earnings	(129)	1,056	642
Other reserves	2,255	1,840	1,787
	––––––––––––	––––––––––––	––––––––––––
Shareholders’ equity	5,974	6,212	5,800

Non-controlling interests	827	805	937
	––––––––––––	––––––––––––	––––––––––––
TOTAL EQUITY	6,801	7,017	6,737
	––––––––––––	––––––––––––	––––––––––––

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2013 as previously reported	1,349	2,022	652	1,787	5,810	937	6,747
Prior year adjustment – IAS 19R			(10)		(10)		(10)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2013 as restated	1,349	2,022	642	1,787	5,800	937	6,737

Profit for the period			2,975		2,975	148	3,123
Other comprehensive income/(expense) for the period			248	416	664	(28)	636
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			3,223	416	3,639	120	3,759
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(232)	(232)
Dividends to shareholders			(2,816)		(2,816)		(2,816)
Changes in non-controlling interests			46		46	2	48
Shares issued	10	485			495		495
Ordinary shares purchased and cancelled or held as Treasury shares	(18)		(1,341)	18	(1,341)		(1,341)
Shares acquired by ESOP Trusts				(45)	(45)		(45)
Write-down on shares held by ESOP Trusts			(79)	79			-
Share-based incentive plans			196		196		196
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2013	1,341	2,507	(129)	2,255	5,974	827	6,801
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2012 as previously reported	1,387	1,673	3,370	1,602	8,032	795	8,827
Prior year adjustment – IAS 19R			(13)		(13)		(13)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2012 as restated	1,387	1,673	3,357	1,602	8,019	795	8,814

Profit for the period			3,651		3,651	204	3,855
Other comprehensive (expense)/income for the period			(867)	103	(764)	(16)	(780)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,784	103	2,887	188	3,075
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(151)	(151)
Dividends to shareholders			(2,984)		(2,984)		(2,984)
Changes in non-controlling interests			10		10	(27)	(17)
Shares issued	7	282			289		289
Ordinary shares purchased and cancelled or held as Treasury shares	(33)		(2,147)	33	(2,147)		(2,147)
Consideration received for shares transferred by ESOP Trusts				28	28		28
Shares acquired by ESOP Trusts				(34)	(34)		(34)
Write-down on shares held by ESOP Trusts			(108)	108			-
Share-based incentive plans			144		144		144
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2012	1,361	1,955	1,056	1,840	6,212	805	7,017
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Nine months ended 30 September 2013

	9 months 2013 £m	9 months 2012 (restated) £m
	––––––––––––	––––––––––––
Profit after tax	3,123	3,855
Tax on profits	978	1,017
Share of after tax profits of associates and joint ventures	(32)	(19)
Profit on disposal of interest in associates	(29)	-
Net finance expense	547	530
Depreciation and other non-cash items	1,836	755
Increase in working capital	(437)	(332)
Increase/(decrease) in other net liabilities	28	(2,196)
	––––––––––––	––––––––––––
Cash generated from operations	6,014	3,610
Taxation paid	(979)	(1,149)
	––––––––––––	––––––––––––
Net cash inflow from operating activities	5,035	2,461
	––––––––––––	––––––––––––
Cash flow from investing activities
Purchase of property, plant and equipment	(821)	(673)
Proceeds from sale of property, plant and equipment	30	62
Purchase of intangible assets	(380)	(324)
Proceeds from sale of intangible assets	104	887
Purchase of equity investments	(115)	(181)
Proceeds from sale of equity investments	31	21
Purchase of businesses, net of cash acquired	(205)	(2,235)
Investment in associates and joint ventures	(8)	(95)
Decrease in liquid investments	15	79
Interest received	43	46
Dividends from associates and joint ventures	2	32
	––––––––––––	––––––––––––
Net cash outflow from investing activities	(1,304)	(2,381)
	––––––––––––	––––––––––––
Cash flow from financing activities
Proceeds from own shares for employee share options	-	28
Issue of share capital	494	289
Shares acquired by ESOP Trusts	(45)	(34)
Shares purchased and cancelled or held as Treasury shares	(905)	(1,843)
Purchase of non-controlling interests	(588)	(14)
Increase in long-term loans	1,913	3,053
Repayment of short-term loans	(1,975)	(112)
Net repayment of obligations under finance leases	(23)	(26)
Interest paid	(454)	(433)
Dividends paid to shareholders	(2,816)	(2,984)
Distributions to non-controlling interests	(232)	(168)
Other financing items	(25)	(104)
	––––––––––––	––––––––––––
Net cash outflow from financing activities	(4,656)	(2,348)
	––––––––––––	––––––––––––
Decrease in cash and bank overdrafts in the period	(925)	(2,268)
	––––––––––––	––––––––––––

Cash and bank overdrafts at beginning of the period	3,906	5,605
Exchange adjustments	(75)	(56)
Decrease in cash and bank overdrafts	(925)	(2,268)
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period	2,906	3,281
	––––––––––––	––––––––––––
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,252	3,391
Overdrafts	(346)	(110)
	––––––––––––	––––––––––––
	2,906	3,281
	––––––––––––	––––––––––––

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.  Several minor product reclassifications between the Pharmaceuticals and Consumer Healthcare segments have been made with effect from 1 January 2013.  Comparative information has been restated accordingly.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	Q3 2013 £m	Q3 2012 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,856	1,788	2
Europe	1,274	1,159	5
EMAP	1,068	1,199	(9)
Japan	360	440	2
ViiV Healthcare	344	356	(5)
Other trading and unallocated pharmaceuticals and vaccines	295	301	3
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,197	5,243	-
Consumer Healthcare	1,313	1,284	4
	––––––––––––	––––––––––––	––––––––––––
	6,510	6,527	1
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	Q3 2013 £m	Q3 2012 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	1,253	1,197	3
Europe	708	613	9
EMAP	283	393	(22)
Japan	207	256	5
ViiV Healthcare	228	224	-
Pharmaceuticals R&D	(697)	(680)	2
Other trading and unallocated pharmaceuticals and vaccines	(214)	(102)	35
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	1,768	1,901	(2)
Consumer Healthcare	239	232	6
	––––––––––––	––––––––––––	––––––––––––
Segment profit	2,007	2,133	(1)
Corporate and other unallocated costs and disposal profits	52	(186)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	2,059	1,947	11
Non-core items	(490)	(291)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	1,569	1,656	1

Finance income	10	19
Finance costs	(191)	(197)
Share of after tax profits of associates and joint ventures	14	9
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,402	1,487	1
	––––––––––––	––––––––––––	––––––––––––

Turnover by segment
	9 months 2013 £m	9 months 2012 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	5,342	5,234	-
Europe	3,836	3,690	-
EMAP	3,392	3,413	-
Japan	1,190	1,473	(4)
ViiV Healthcare	1,001	1,036	(5)
Other trading and unallocated pharmaceuticals and vaccines	869	881	-
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	15,630	15,727	-
Consumer Healthcare	3,969	3,902	2
	––––––––––––	––––––––––––	––––––––––––
	19,599	19,629	-
	––––––––––––	––––––––––––	––––––––––––

Operating profit by segment
	9 months 2013 £m	9 months 2012 (restated) £m	Growth CER%
	––––––––––––	––––––––––––	––––––––––––
USA	3,708	3,577	2
Europe	2,132	1,938	5
EMAP	995	1,079	(7)
Japan	679	877	(4)
ViiV Healthcare	662	669	(3)
Pharmaceuticals R&D	(2,088)	(2,068)	-
Other trading and unallocated pharmaceuticals and vaccines	(442)	(230)	80
	––––––––––––	––––––––––––	––––––––––––
Pharmaceuticals and Vaccines	5,646	5,842	(3)
Consumer Healthcare	688	681	2
	––––––––––––	––––––––––––	––––––––––––
Segment profit	6,334	6,523	(2)
Corporate and other unallocated costs and disposal profits	(407)	(549)
	––––––––––––	––––––––––––	––––––––––––
Core operating profit	5,927	5,974	-
Non-core items	(1,340)	(591)
	––––––––––––	––––––––––––	––––––––––––
Total operating profit	4,587	5,383	(14)

Finance income	44	54
Finance costs	(591)	(584)
Profit on disposal of associates and joint ventures	29	-
Share of after tax profits of associates and joint ventures	32	19
	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	4,101	4,872	(14)
	––––––––––––	––––––––––––	––––––––––––

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2012, as updated by the Legal matters section of the Results Announcement for Q2 2013.

At 30 September 2013, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.8 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the quarter ending 30 June 2013 are as follows:

The People’s Republic of China (PRC), acting through various government agencies, continues its investigation into alleged crimes and violations of law by GSK China’s operations.  The Group takes these allegations seriously and is continuing to cooperate fully with the authorities in this investigation.  The Group has informed the US Department of Justice, the US Securities and Exchange Commission and the UK Serious Fraud Office regarding the investigation.  It is not possible at this time to make a reliable estimate of the financial effect, if any, that could result from these matters.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2012.  There have been no material changes to tax matters since the publication of the Annual Report.

In the quarter, tax on core profits amounted to £446 million and represented an effective tax rate of 23.5% (Q3 2012: 24.2%).  The charge for taxation on total profits amounted to £392 million and represented an effective tax rate of 28.0% (Q3 2012: 20.7%).

In the nine months 2013, tax on core profits amounted to £1,264 million and represented an effective tax rate of 23.3% (2012: 25.2%).  The charge for taxation on total profits amounted to £978 million and represented an effective tax rate of 23.8% (2012: 20.9%).  The Group’s balance sheet at 30 September 2013 included a tax payable liability of £1,194 million and a tax recoverable asset of £91 million.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2013, and should be read in conjunction with the Annual Report 2012, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2012, except that IAS 19 (Revised) ‘Employee benefits’ has been applied from 1 January 2013 (see page 10).  Comparative information has been restated accordingly.  In addition, IFRS 10 ‘Consolidated financial statements’, IFRS 11 ‘Joint arrangements’, IFRS 12 ‘Disclosures of interests in other entities’, IFRS 13 ‘Fair value measurement’ and amendments to IAS 1 ‘Presentation of financial statements’, IAS 28 ‘Investments in associates and joint ventures’ and IFRS 7 ‘Financial instruments: Disclosures’ have been implemented from 1 January 2013.  These revisions have not had a material impact on the results or financial position of the Group.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2012 has been derived from the full Group accounts published in the Annual Report 2012, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2013	Q3 2012	9 months 2013	9 months 2012	2012
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Average rates:
US$/£	1.55	1.58	1.55	1.58	1.59
Euro/£	1.18	1.25	1.18	1.23	1.23
Yen/£	155	125	149	125	127

Period end rates:
US$/£	1.62	1.61	1.62	1.61	1.63
Euro/£	1.20	1.26	1.20	1.26	1.23
Yen/£	159	126	159	126	141

During Q3 2013 average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen compared with the same period in 2012.  Similarly, during the nine months ended 30 September 2013 average Sterling exchange rates were weaker against the US Dollar and the Euro but stronger against the Yen compared with the same period in 2012.

Period end Sterling exchange rates were weaker against the Euro but stronger against the US dollar and the Yen.

Weighted average number of shares
	Q3 2013 millions	Q3 2012 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,837	4,897
Dilutive effect of share options and share awards	86	75
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,923	4,972
	––––––––––––	––––––––––––

	9 months 2013 millions	9 months 2012 millions
	––––––––––––	––––––––––––
Weighted average number of shares – basic	4,842	4,935
Dilutive effect of share options and share awards	88	80
	––––––––––––	––––––––––––
Weighted average number of shares – diluted	4,930	5,015
	––––––––––––	––––––––––––

At 30 September 2013, 4,817 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,864 million shares at 30 September 2012.

Net assets
The book value of net assets increased by £64 million from £6,737 million at 31 December 2012 to £6,801 million at 30 September 2013.  This primarily reflects a decrease in the pension deficit of £210 million and a reduction in the post-retirement provision of £400 million, partly offset by shares repurchased in the period exceeding retained profits.

The carrying value of investments in associates and joint ventures at 30 September 2013 was £520 million, with a market value of £1,498 million.  Assets held for sale of £534 million at 30 September 2013 (31 December 2012: £64 million) included the anticoagulant and Lucozade/Ribena operations which are being held for divestment.

At 30 September 2013, the net deficit on the Group’s pension plans was £1,102 million compared with £1,312 million at 31 December 2012.  The decrease in the net deficit primarily arose from an increase in UK asset values together with an increase in the rate used to discount US pension liabilities from 3.8% to 4.5%, partly offset by an increase in the UK inflation rate and a decrease in the rate used to discount UK pension liabilities from 4.4% to 4.3%.

At 30 September 2013, the post-retirement provision was £1,285 million compared with £1,685 million at 31 December 2012.  The decrease in the provision included a £267 million adjustment arising from a one-off restructuring of medical obligations during the quarter.

At 30 September 2013, the ESOP Trusts held 64 million GSK shares against the future exercise of share options and share awards.  The carrying value of £355 million has been deducted from other reserves.  The market value of these shares was £997 million.

During the nine months GSK purchased £979 million of shares to be held as Treasury shares and in addition an accrual of £362 million was provided to reflect the maximum potential commitment under an irrevocable purchase agreement to acquire shares for cancellation or to be held as Treasury shares during the period from 1 October to 23 October 2013.  At 30 September 2013, the company held 484.4 million Treasury shares at a cost of £6,818 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2013 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 39.

Reconciliation of cash flow to movements in net debt

	9 Months 2013 £m	9 Months 2012 £m
	––––––––––––	––––––––––––
Net debt at beginning of the period	(14,037)	(9,003)

Decrease in cash and bank overdrafts	(925)	(2,268)
Cash inflow from liquid investments	(15)	(79)
Net increase in long-term loans	(1,913)	(3,053)
Net repayment of short-term loans	1,975	112
Net repayment of obligations under finance leases	23	26
Net non-cash funds of subsidiaries acquired	-	(3)
Exchange adjustments	(192)	407
Other non-cash movements	(4)	(6)
	––––––––––––	––––––––––––
Increase in net debt	(1,051)	(4,864)
	––––––––––––	––––––––––––
Net debt at end of the period	(15,088)	(13,867)
	––––––––––––	––––––––––––

Core results reconciliations

The reconciliations between core results and total results for Q3 2013 and Q3 2012 and also nine months 2013 and nine months 2012 are set out below.

Income statement – Core results reconciliation Three months ended 30 September 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,510						6,510
Cost of sales	(1,878)	(105)	(81)	(47)			(2,111)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,632	(105)	(81)	(47)			4,399

Selling, general and administration	(1,876)			(34)	(73)	(1)	(1,984)
Research and development	(791)	(25)	(71)	(2)		(11)	(900)
Royalty income	94						94
Other operating income/(expense)	-					(40)	(40)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,059	(130)	(152)	(83)	(73)	(52)	1,569

Net finance costs	(178)			(1)		(2)	(181)

Share of after tax profits of associates and joint ventures	14						14
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,895	(130)	(152)	(84)	(73)	(54)	1,402

Taxation	(446)	35	37	(43)	14	11	(392)
Tax rate %	23.5%						28.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,449	(95)	(115)	(127)	(59)	(43)	1,010
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	49					(8)	41

Profit attributable to shareholders	1,400	(95)	(115)	(127)	(59)	(35)	969
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	28.9p	(2.0)p	(2.4)p	(2.6)p	(1.2)p	(0.7)p	20.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,837						4,837
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 30 September 2012

	Core results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results (restated) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,527						6,527
Cost of sales	(1,855)	(99)	(104)	(30)		(1)	(2,089)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,672	(99)	(104)	(30)		(1)	4,438

Selling, general and administration	(1,946)			(144)	(115)	(31)	(2,236)
Research and development	(871)	(27)	(36)	(3)			(937)
Royalty income	92						92
Other operating income	-					299	299
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,947	(126)	(140)	(177)	(115)	267	1,656

Net finance costs	(178)						(178)

Share of after tax profits of associates and joint ventures	9						9
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,778	(126)	(140)	(177)	(115)	267	1,487

Taxation	(431)	42	31	36	20	(6)	(308)
Tax rate %	24.2%						20.7%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,347	(84)	(109)	(141)	(95)	261	1,179
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	64			10			74

Profit attributable to shareholders	1,283	(84)	(109)	(151)	(95)	261	1,105
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	26.2p	(1.7)p	(2.2)p	(3.1)p	(1.9)p	5.3p	22.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,897						4,897
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Nine months ended 30 September 2013

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	19,599						19,599
Cost of sales	(5,543)	(323)	(81)	(112)			(6,059)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	14,056	(323)	(81)	(112)			13,540

Selling, general and administration	(5,923)			(193)	(163)	(1)	(6,280)
Research and development	(2,495)	(74)	(205)	(37)		(42)	(2,853)
Royalty income	289						289
Other operating income/(expense)	-					(109)	(109)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,927	(397)	(286)	(342)	(163)	(152)	4,587

Net finance costs	(537)			(4)		(6)	(547)

Profit on disposal of associates and joint ventures	-					29	29

Share of after tax profits of associates and joint ventures	32						32
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,422	(397)	(286)	(346)	(163)	(129)	4,101

Taxation	(1,264)	108	72	35	26	45	(978)
Tax rate %	23.3%						23.8%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,158	(289)	(214)	(311)	(137)	(84)	3,123
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	181					(33)	148

Profit attributable to shareholders	3,977	(289)	(214)	(311)	(137)	(51)	2,975
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	82.1p	(6.1)p	(4.4)p	(6.4)p	(2.8)p	(1.0)p	61.4p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,842						4,842
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Nine months ended 30 September 2012

	Core results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition accounting and other £m	Total results (restated) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	19,629						19,629
Cost of sales	(5,272)	(271)	(296)	(67)		(1)	(5,907)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	14,357	(271)	(296)	(67)		(1)	13,722

Selling, general and administration	(5,965)			(237)	(345)	(31)	(6,578)
Research and development	(2,648)	(75)	(104)	(8)			(2,835)
Royalty income	230						230
Other operating income/(expense)	-					844	844
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	5,974	(346)	(400)	(312)	(345)	812	5,383

Net finance costs	(530)						(530)

Share of after tax profits of associates and joint ventures	19						19
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,463	(346)	(400)	(312)	(345)	812	4,872

Taxation	(1,377)	105	119	66	153	(83)	(1,017)
Tax rate %	25.2%						20.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	4,086	(241)	(281)	(246)	(192)	729	3,855
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	177			10		17	204

Profit attributable to shareholders	3,909	(241)	(281)	(256)	(192)	712	3,651
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	79.2p	(4.9)p	(5.7)p	(5.2)p	(3.8)p	14.4p	74.0p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,935						4,935
	––––––––––––						––––––––––––

Independent review report to GlaxoSmithKline plc

Introduction
We have been engaged by the company to review the condensed financial information in the results announcement for the three and nine months ended 30 September 2013, which comprises the income statement and statement of comprehensive income for the three and nine months ended 30 September 2013, the balance sheet at 30 September 2013, the cash flow statement and statement of changes in equity for the nine months ended 30 September 2013, accounting policies and basis of preparation and related notes on pages 36 to 42 (excluding the Pharmaceuticals, Vaccines and ViiV Healthcare turnover tables).  We have read the other information contained in the results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Directors’ responsibilities
The results announcement is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the results announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

As disclosed on page 40, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed financial information in the results announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the results announcement based on our review.  This report, including the conclusion, has been prepared for and only for the company for management’s stewardship purposes and for no other purpose.  We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the results announcement for the three and nine months ended 30 September 2013 is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 40 of the results announcement.

PricewaterhouseCoopers LLP
Chartered Accountants
23 October 2013
London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 23, 2013

By: SIMON DINGEMANS
------------------

Simon Dingemans
Authorised Signatory for and on
behalf of GlaxoSmithKline plc